ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 320 / 2007

Finance Department
Tel. 0-2537-4512, 0-2537-4611

October 2 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: 2008 PTTEP's Public Holidays

PTT Exploration and Production Public Company Limited (PTTEP) would like to announce its 2008 Holiday Calendar as follows:

Tuesday	1	January	New Year's day
Thursday	21	January	Makha Bucha Day
Monday	7	April	Substitution for Chakri Memorial Day (6 April)
Monday	14	April	Songkran Festival Day
Tuesday	15	April	Songkran Festival Day
Wednesday	16	April*	Substitution for Songkran Festival Day (13 April)
Thursday	1	May	National Labor Day
Monday	5	May	Coronation Day
Monday	19	May	Visakha Bucha Day
Thursday	17	July	Asalha Bucha Day
Friday	18	July*	Buddhist Lent Day
Tuesday	12	August	H.M. The Queen's Birthday
Thursday	23	October	Chulalongkorn Day
Friday	5	December	H.M. The King's Birthday
Wednesday	10	December	Constitution Day
Wednesday	31	December	New Year's Eve

Yours sincerely,

Maroot Mrigadat
President

Note: * *PTTEP's holiday which is different from the Stock Exchange of Thailand's.*

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/315/2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

September 27, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Invitation to shareholders to propose the 2008 Annual General Shareholder's Meeting agenda and Names of Director Nominees in advance

PTT Exploration and Production Public Co., Ltd. (PTTEP) would like to inform that, according to the good corporate governance regarding the equitable treatment of shareholders, PTTEP would like to invite the shareholders to propose agenda of 2008 Annual General Shareholders' Meeting and names of qualified candidates to be nominated for selection as PTTEP board of directors in compliance with the criteria as announced on the Company's website http://www.pttep.com/corporate.aspx?MenuID=180 from 1st October, 2007 to 31st December, 2007.

Yours sincerely,

Maroot Mrigadat

President

END